Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

                    RE:    The Gabelli Go Anywhere Trust - N-2 Filing

Ladies and Gentlemen:

On behalf of The Gabelli Go Anywhere Trust (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended (the “1940 Act”), and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2 (the “Registration Statement”).

The Fund has claimed a filing fee offset pursuant to Rule 457(p) under the Securities Act with respect to this filing.

We note that the Fund intends to rely on exemptive relief obtained by Gabelli Funds, LLC (1940 Act Rel. Nos. 25070 (notice) & 25110 (order)), which will permit the Fund to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock.

Securities and Exchange Commission

December 21, 2015

If you have any questions or require any further information with respect to this Registration Statement, please call me at (617) 573-4836 or Rick Prins at (212) 735-2790.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon